Exhibit 99.1

BioStrand® Unveils a Revolutionary Approach to Biological Sequence Retrieval: A Fusion of Natural Language Processing and Database Research

VICTORIA, British Columbia--(BUSINESS WIRE)--November 13, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“ImmunoPrecise” or “IPA” or the “Company”), a leader in AI-driven biotherapeutic research and technology, is thrilled to announce that its subsidiary, BioStrand®, has published a preprint of its groundbreaking white paper titled, "New Paradigm for Biological Sequence Retrieval Inspired by Natural Language Processing and Database Research" on bioRχiv.

The publication delves into the intricacies of one of BioStrand’s applications based on its patented HYFT-based methodology, a novel and proprietary approach to biological sequence retrieval, and its clear advantages over the gold standard algorithm, Basic Local Alignment Search Tool “BLAST”. By detailing their innovative approach and its potential implications for the scientific community, BioStrand aims to foster collaboration and drive innovation in the realm of bioinformatics.

Key Highlights from the White Paper:

  Introduction to HYFT Patterns: The paper introduces HYFT patterns as unique signature sequences, akin to biological fingerprints, found in amino acids, DNA, and RNA. These patterns serve as a tool to tokenize and harmonize all biological data into a unified omics language.
  Parsing and Indexing with HYFTs: The paper details the two-step process of parsing biological sequences to retrieve HYFT patterns and then indexing them. This approach prioritizes non-overlapping HYFTs with lower ranks, ensuring comprehensive coverage of the sequence.
  Benchmarking Results: A comparative study between BLAST and the HYFT methodology revealed that while BLAST excels in retrieving distant homologous sequences, HYFT is particularly relevant for higher identity matches.

Dirk Van Hyfte, MD, PhD, Co-Founder and Head of Innovation of BioStrand, remarked, "The publication of our research on biorxiv.org is not just a milestone for BioStrand, but a significant contribution to the bioinformatics community. We believe, given the ever-increasing availability of sequence data, our HYFT-based sequence similarity search methodology offers the scalability needed in this era of Big Data without losing precision, and we eagerly anticipate the discourse and collaboration it will inspire."

LENSai: The Next-Generation Advanced AI Platform

Recently, BioStrand successfully rolled out its next-generation unified knowledge graph-Large Language Model (LLM) framework for holistic life sciences research. At the core of their LENSai platform is a comprehensive and continuously expanding knowledge graph that maps a remarkable 25 billion relationships across 660 million data objects, linking sequence, structure, function, and literature information from the entire biosphere. Their first-in-class technology provides a comprehensive understanding of the relationships between genes, proteins, structures, and biological pathways, thereby opening powerful new opportunities for drug discovery and development. The platform leverages the latest advances in ontology-driven NLP and AI-driven LLMs to connect and correlate syntax (multi-modal sequential and structural data) and semantics (biological functions). BioStrand’s unified approach to biomedical knowledge graphs, Retrieval Augmented Generation (RAG) models, and LLMs combines the reasoning capabilities of LLMs, the semantic proficiency of knowledge graphs, and the versatile information retrieval capabilities of RAG, to streamline the integration, exploration, and analysis of biomedical data, potentially unlocking a realm of uncharted possibilities.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, integration and / or success of LENSai, LLMs, RAG, or HYFT technologies, and statements relating to IPA’s expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA’s LENSai platform with its HYFT technology may not have the expected results, Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA’s LENSai platform with its HYFT technology may not have the expected results, actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investors: investors@ipatherapeutics.com